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                                                                   EXHIBIT 12(b)


                           BANK OF BOSTON CORPORATION
         COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

                        (Including Interest on Deposits)

The Corporation's ratios of earnings to fixed charges (including interest on deposits) for the five years ended December 31, 1994 were as follows:

                                                               Years Ended December 31,
                                           -------------------------------------------------------------------
(Dollars in thousands)
                                               1994          1993          1992          1991          1990
                                           -----------   -----------   -----------   -----------   -----------
Net income (loss)                          $   435,362   $   299,026   $   278,881   $  (113,155)  $  (468,248)
Extraordinary items, net of tax                  6,535                     (72,968)       (7,758)      (43,649)
Cumulative effect of changes
   in accounting principles, net of tax                      (24,203)
Income tax expense (benefit)                   349,414       214,683       152,781       (57,990)        2,579
                                           -----------   -----------   -----------   -----------   -----------
     Pretax earnings (loss)                    791,311       489,506       358,694      (178,903)     (509,318)
                                           -----------   -----------   -----------   -----------   -----------

Fixed charges:
     Portion of rental expense
     (net of sublease
     rental income) which
     approximates the
     interest factor                            26,713        27,063        28,159        30,370        38,747

Interest on borrowed funds                     997,601       377,874       344,908       361,510       592,028

Interest on deposits                         1,148,611     1,015,956     1,406,742     1,808,436     2,420,296
                                           -----------   -----------   -----------   -----------   -----------

          Total fixed charges                2,172,925     1,420,893     1,779,809     2,200,316     3,051,071
                                           -----------   -----------   -----------   -----------   -----------

Earnings (for ratio calculation)           $ 2,964,236   $ 1,910,399   $ 2,138,503   $ 2,021,413   $ 2,541,753
                                           ===========   ===========   ===========   ===========   ===========

Total fixed charges                        $ 2,172,925   $ 1,420,893   $ 1,779,809   $ 2,200,316   $ 3,051,071
                                           ===========   ===========   ===========   ===========   ===========

Ratio of earnings to fixed
 charges                                          1.36          1.34          1.20           .92           .83
                                                  ====          ====          ====           ===           ===

For purposes of computing the consolidated ratio of earnings to fixed charges, "earnings" represent income (loss) before extraordinary items and cumulative effect of changes in accounting principles plus applicable income taxes and fixed charges. "Fixed charges" include gross interest expense (including interest on deposits) and the proportion deemed representative of the interest factor of rent expense, net of income from subleases. Ratios for the periods presented reflect the reclassification of Brazilian translation gains and losses, more fully discussed in Note 25 to the Financial Statements contained in the Corporation's 1994 Annual Report to Stockholders.